ISSUER FREE WRITING PROSPECTUS
Filed pursuant to Rule 433(f)
Registration Statement No. 333-175589
Dated July 21, 2011

AMERICAN REALTY CAPITAL TRUST, INC.

On July 19, 2011, The New York Times published an article which contained several factually incorrect and misleading statements regarding American Realty Capital Trust, Inc. (the “Company,” “we,” “us” and “our”), the full text of which is reproduced below.

On July 20, 2011, the Company requested that The New York Times correct such incorrect and misleading statements.  As a result, The New York Times published a correction to the article acknowledging its misstatement of the Company’s share price. The full text of the corrected article is reproduced below.

The New York Times is wholly unaffiliated with the Company, and neither the Company, its sponsor or any of their affiliates has made any payment or given any consideration to The New York Times in connection with the article or any other matter published by The New York Times concerning the Company or any of its affiliates.

Corrections and Clarifications

The article published by The New York Times was not prepared by us or reviewed by us prior to its publication.  With the exception of the quotations attributed directly to Nicholas S. Schorsch, our chief executive officer, the article represents the opinion of the author and the other persons quoted in the article, which we do not endorse or adopt.  The Company has requested a retraction from The New York Times to correct the incorrect statements.

We believe that the following information is appropriate to correct or clarify the information included in the article:

1. The article incorrectly asserts that the Company revalued its shares.  The Company has not revalued its shares. Since the commencement of the Company’s initial public offering on January 25, 2008, there has been no change in the stated share price of $10 per share.

2. Statements in the article incorrectly imply that the Company has not complied with regulatory obligations to compute a net asset value for its shares.  All nontraded REITs, like the Company, are required under applicable FINRA regulations to furnish a net asset value within 18 months following the completion of their offering.  The Company’s initial public offering closed on July 18, 2011 following successful achievement of its target equity raise of $1.5 billion.  Pursuant to regulatory requirements, the Company will furnish a net asset value within 18 months following the completion of the offering.

3. The article also incorrectly identifies American Realty Capital as having raised $2.3 billion in the last 18 months.  Realty Capital Securities, LLC, a licensed broker dealer affiliated with American Realty Capital, has in fact raised $2.3 billion for multiple offerings in less than 18 months.

Text of the Original Article

A Closer, and Skeptical, Look at Nontraded REITs
By Terry Pristin

Last year, Cole Real Estate Investments of Phoenix, a sponsor of nontraded real estate investment trusts, refunded $3 million to the West Warwick, R.I., pension board, which had bought shares in one of its REITs despite strenuous objections from its investment adviser, who resigned in protest.

Cole took this unusual step after the Townsend Group of Cleveland, an adviser to the state pension board, reviewed the investment at the request of public officials and said it was unsuitable for a pension fund. Townsend’s long list of reasons included the excessive fees paid by investors and the company’s lack of liquidity and “appropriate policies for investment valuation,” public documents show.

The events in West Warwick brought unwanted attention to a relatively small and little-known sector of the real estate industry that has been around for more than a decade but has grown rapidly in recent years. Nontraded REITs are securities that are not listed on any exchange and are sold through financial advisers, which receive generous fees. Recently, this sector has been receiving heightened scrutiny from both the Securities and Exchange Commission and the Financial Industry Regulatory Authority, or Finra.

In May, Finra filed a complaint against David Lerner Associates, a broker-dealer in Syosset, N.Y., accusing the company of aggressively marketing $300 million worth of shares of the nontraded Apple hotel REIT to unsophisticated and elderly customers without telling them that the income from the stock was insufficient to support the dividends. Lerner has called the charges “baseless.”

Since 2004, the nontraded real estate investment trust sector has more than doubled and now has more than 63 sponsors, according to Blue Vault Partners, a research firm in Cumming, Ga. Last year, these sponsors raised $8.5 billion, a 30 percent increase over 2009. As much as $10 billion may be raised this year, approaching the $11.8 billion in investment at the peak of the market in 2007, Blue Vault said.

Like their publicly traded counterparts, nontraded REITs invest in real estate and are supposed to distribute at least 90 percent of their taxable income to shareholders annually in the form of dividends. REITs generally pay no corporate income tax.

But critics of nontraded REITs say there are a number of troubling features about the trusts, including high upfront fees that lower the value of the investment by as much as 17 cents on the dollar. Sales commissions and fees are typically 9 to 10 percent, and there are also charges for leasing, management and acquisition of commercial buildings. Critics also cite a lack of transparency about how the companies value their real estate holdings, inherent conflicts of interest because the sponsor generally invests little in the REIT but owns the entity that collects the fees.

Investors are told that nontraded securities, which have limited liquidity, allow ordinary people to participate in real estate investment while earning a higher dividend than what the traded ones offer, free from the volatility of the stock market. According to this pitch, investors are spared the anxiety of worrying that their shares, usually sold at $10, will go up and down.

Stacy H. Chitty, a former nontraded REIT executive who is now a Blue Vault partner, said much of the fluctuation in the stock market was driven by emotion. “It’s this little occurrence here, this little occurrence there,” he said. “Share price is not an accurate picture. In nontraded instruments you don’t have that daily up-and-down swing. It’s a long-term proposition.”

But nontraded trusts are now required to update their net asset values every 18 months after their initial offering, and their own disclosures to the S.E.C. show their values dropping well below the price at which the shares were originally issued. For example, one REIT, American Realty Capital Trust, recently reported that its shares, which had been sold at $10, were now worth $6.62. The sponsor, American Realty Capital of New York, raised $2.3 billion in the last 18 months, according to its chief executive, Nicholas S. Schorsch. Other sponsors, including Cole, have reported similar declines in share price, public records show.

“One common sales tactic we object to is the suggestion that they are eliminating volatility simply because they don’t tell you what the value is,” said Michael McTiernan, a lawyer for the S.E.C.’s corporate finance division. “It’s not that it’s not volatile. It’s just that you don’t know.”

Unsatisfied with the response so far to the new reporting requirement, the commission has asked companies to provide more information about how they arrive at these numbers, according to public documents.

A major selling point for nontraded REITs is their relatively high dividend rate — an average of 6.7 percent in the first quarter, compared with 4.2 percent for traded ones, Blue Vault said. But Michael Knott, an analyst at Green Street Advisors, a research firm in Newport Beach, Calif., that has long railed against nontraded REITs, said investors needed to consider total returns, meaning appreciation as well as dividends.

Mr. Knott compared the total returns of a Wells Real Estate nontraded office REIT with the publicly traded sector when one of Wells’s trusts went public early last year. Nontraded REITS are required to either liquidate or list their shares on an exchange within a specified period, usually at least seven years. Investors in Wells got no return over the life of the trust, Mr. Knott said, because they paid fees amounting to 16 percent, and the trust paid $175 million to acquire an advisory company made up of its own executives. In the same period, the average total return for traded office REITs was 6 percent, he said.

“A rational investor armed with all of the facts instead of a sales pitch would undoubtedly conclude that the public vehicle is far superior,” he said.

And as the Apple case demonstrates, nontraded trusts sometimes borrow money to cover their dividend, a practice that increases risk.

Many nontraded REITs begin acquiring property only after their initial offering and therefore are likely to pay most of their dividends at first through money they have raised from investors. But officials of Finra say that as the companies buy real estate, a higher proportion of the dividends should come from rental income and other real estate activities. “Brokers need to understand the sources of the dividends,” said Joe Price, a senior vice president of Finra.

As the regulators turn up the heat, some nontraded REITs, including Cole, say they are taking steps to address some of these longstanding problems.

Both American Realty Capital and Cole say their companies have new products that will provide net asset values on a daily basis and offer lower fees and more liquidity and transparency. “This is a huge step,” Mr. Schorsch said. “We’re changing the industry.”

(Cole declined requests for an interview. But a spokeswoman attributed the events in West Warwick to “dirty Rhode Island politics.”)

Regulators say they are intrigued by the proposed changes but will want to know how these values will be measured. “What valuation model is going to be used, and who are the gatekeepers going to be to make sure this N.A.V. is accurate?” Mr. McTiernan said, referring to the net asset value.

Sponsors of nontraded trusts are acting pre-emptively, said Barry Vinocur, the editor of REIT Wrap, a newsletter. “They are recognizing that they can go ahead and make the changes,” he said, “or they can wait till someone makes the changes for them.”

Text of Corrected Article

A Closer, and Skeptical, Look at Nontraded REITs
By Terry Pristin

Last year, Cole Real Estate Investments of Phoenix, a sponsor of nontraded real estate investment trusts, refunded $3 million to the West Warwick, R.I., pension board, which had bought shares in one of its REITs despite strenuous objections from its investment adviser, who resigned in protest.

Cole took this unusual step after the Townsend Group of Cleveland, an adviser to the state pension board, reviewed the investment at the request of public officials and said it was unsuitable for a pension fund. Townsend’s long list of reasons included the excessive fees paid by investors and the company’s lack of liquidity and “appropriate policies for investment valuation,” public documents show.

The events in West Warwick brought unwanted attention to a relatively small and little-known sector of the real estate industry that has been around for more than a decade but has grown rapidly in recent years. Nontraded REITs are securities that are not listed on any exchange and are sold through financial advisers, which receive generous fees. Recently, this sector has been receiving heightened scrutiny from both the Securities and Exchange Commission and the Financial Industry Regulatory Authority, or Finra.

In May, Finra filed a complaint against David Lerner Associates, a broker-dealer in Syosset, N.Y., accusing the company of aggressively marketing $300 million worth of shares of the nontraded Apple hotel REIT to unsophisticated and elderly customers without telling them that the income from the stock was insufficient to support the dividends. Lerner has called the charges “baseless.”

Since 2004, the nontraded real estate investment trust sector has more than doubled and now has more than 63 sponsors, according to Blue Vault Partners, a research firm in Cumming, Ga. Last year, these sponsors raised $8.5 billion, a 30 percent increase over 2009. As much as $10 billion may be raised this year, approaching the $11.8 billion in investment at the peak of the market in 2007, Blue Vault said.

Like their publicly traded counterparts, nontraded REITs invest in real estate and are supposed to distribute at least 90 percent of their taxable income to shareholders annually in the form of dividends. REITs generally pay no corporate income tax.

But critics of nontraded REITs say there are a number of troubling features about the trusts, including high upfront fees that lower the value of the investment by as much as 17 cents on the dollar. Sales commissions and fees are typically 9 to 10 percent, and there are also charges for leasing, management and acquisition of commercial buildings. Critics also cite a lack of transparency about how the companies value their real estate holdings, inherent conflicts of interest because the sponsor generally invests little in the REIT but owns the entity that collects the fees.

Investors are told that nontraded securities, which have limited liquidity, allow ordinary people to participate in real estate investment while earning a higher dividend than what the traded ones offer, free from the volatility of the stock market. According to this pitch, investors are spared the anxiety of worrying that their shares, usually sold at $10, will go up and down.

Stacy H. Chitty, a former nontraded REIT executive who is now a Blue Vault partner, said much of the fluctuation in the stock market was driven by emotion. “It’s this little occurrence here, this little occurrence there,” he said. “Share price is not an accurate picture. In nontraded instruments you don’t have that daily up-and-down swing. It’s a long-term proposition.”

But nontraded trusts are now required to update their net asset values every 18 months after their initial offering, and their own disclosures to the S.E.C. show their values dropping well below the price at which the shares were originally issued.

“One common sales tactic we object to is the suggestion that they are eliminating volatility simply because they don’t tell you what the value is,” said Michael McTiernan, a lawyer for the S.E.C.’s corporate finance division. “It’s not that it’s not volatile. It’s just that you don’t know.”

Unsatisfied with the response so far to the new reporting requirement, the commission has asked companies to provide more information about how they arrive at these numbers, according to public documents.

A major selling point for nontraded REITs is their relatively high dividend rate — an average of 6.7 percent in the first quarter, compared with 4.2 percent for traded ones, Blue Vault said. But Michael Knott, an analyst at Green Street Advisors, a research firm in Newport Beach, Calif., that has long railed against nontraded REITs, said investors needed to consider total returns, meaning appreciation as well as dividends.

Mr. Knott compared the total returns of a Wells Real Estate nontraded office REIT with the publicly traded sector when one of Wells’s trusts went public early last year. Nontraded REITS are required to either liquidate or list their shares on an exchange within a specified period, usually at least seven years. Investors in Wells got no return over the life of the trust, Mr. Knott said, because they paid fees amounting to 16 percent, and the trust paid $175 million to acquire an advisory company made up of its own executives. In the same period, the average total return for traded office REITs was 6 percent, he said.

“A rational investor armed with all of the facts instead of a sales pitch would undoubtedly conclude that the public vehicle is far superior,” he said.
And as the Apple case demonstrates, nontraded trusts sometimes borrow money to cover their dividend, a practice that increases risk.

Many nontraded REITs begin acquiring property only after their initial offering and therefore are likely to pay most of their dividends at first through money they have raised from investors. But officials of Finra say that as the companies buy real estate, a higher proportion of the dividends should come from rental income and other real estate activities. “Brokers need to understand the sources of the dividends,” said Joe Price, a senior vice president of Finra.

As the regulators turn up the heat, some nontraded REITs, including Cole, say they are taking steps to address some of these longstanding problems.

Both American Realty Capital, which raised $2.3 billion in the last 18 months, according to its chief executive, Nicholas S. Schorsch, and Cole say their companies have new products that will provide net asset values on a daily basis and offer lower fees and more liquidity and transparency. “This is a huge step,” Mr. Schorsch said. “We’re changing the industry.”

(Cole declined requests for an interview. But a spokeswoman attributed the events in West Warwick to “dirty Rhode Island politics.”)

Regulators say they are intrigued by the proposed changes but will want to know how these values will be measured. “What valuation model is going to be used, and who are the gatekeepers going to be to make sure this N.A.V. is accurate?” Mr. McTiernan said, referring to the net asset value.

Sponsors of nontraded trusts are acting pre-emptively, said Barry Vinocur, the editor of REIT Wrap, a newsletter. “They are recognizing that they can go ahead and make the changes,” he said, “or they can wait till someone makes the changes for them.”

This article has been revised to reflect the following correction:
Correction: July 20, 2011

An earlier version of this article misstated the share price for American Realty Capital Trust.  It was sold at $10 a share, but the current value is not known. It is not $6.62, which is the REIT’s net tangible book value.

______________________

Statements in this free writing prospectus, including intentions, beliefs, expectations or projections are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended. Such statements are based on current expectations and assumptions with respect to, among other things, future economic, competitive and market conditions and future business decisions that may prove incorrect or inaccurate. Important factors that could cause actual results to differ materially from those in the forward looking statements include the risks associated with property acquisitions and other risks described in the “Special Note Regarding Forward-Looking Statements” and “Risk Factors” section of the Company’s registration statements on Form S-11 and Form S-3 and its other filings with the Securities and Exchange Commission (the “SEC”).

On July 15, 2011, the Company filed a registration statement on Form S-3 registering shares under the Company’s distribution reinvestment plan.  The registration statement became automatically effective on July 15, 2011.  This communication relates to such offering. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The registration statement on Form S-3 is available on the SEC Web site at http://sec.gov/Archives/edgar/data/1410997/000114420411040724/v228689_s3d.htm. Alternatively, the Company or Realty Capital Securities, LLC, the dealer manager participating in the offering, or any other dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-877-373-2522.